Exhibit 12
XL GROUP LTD
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Three Months Ended
(U.S. dollars in thousands, except ratios)	2017	2016
Earnings:
Pre-tax income (loss) from continuing operations	$175,071	$97,252
Fixed charges	113,402	114,541
Distributed income of equity investees	46,935	40,622
Subtotal	$335,408	$252,415
Less: Non-controlling interests	3,036	3,679
Less: Preference share dividends	57,970	57,464
Total earnings (loss)	$274,402	$191,272

Fixed charges:
Interest costs	$40,250	$41,613
Accretion of deposit liabilities	10,461	10,690
Rental expense at 30% (1)	4,721	4,774
Total fixed charges	$55,432	$57,077
Preference share dividends	57,970	57,464
Total fixed charges and preference dividends	$113,402	$114,541

Ratio of earnings to fixed charges	5.0	3.4

Ratio of earnings to combined fixed charges and preference dividends	2.4	1.7

Deficiency - fixed charges only	N/A	N/A

Deficiency - fixed charges and preference dividends	N/A	N/A
_______________

(1)	30% represents a reasonable approximation of the interest factor.